RISK FACTORS
ABOUT THIS PROSPECTUS SUPPLEMENT AND THE PRICING SUPPLEMENTS
DESCRIPTION OF NOTES
HOW TO PURCHASE NOTES
ABOUT THE ADMINISTRATIVE AGENT
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL OPINIONS

Filed Pursuant to Rule 424(b)3
Registration Statement No. 333-91953

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 6, 2000

$200,000,000

Ford Motor Credit Company

Fixed Rate Notes

Due One to Ten Years from the Date of Issue

Terms: Ford Motor Credit Company plans to offer and sell the Notes with various terms, including the following:

•	Stated maturities of from one to ten years from the date of issue

•	Early repayment at your option under certain circumstances

•	Minimum denominations of $1,000

•	Book-entry (through the Administrative Agent)

•	Interest payments on the first day of each calendar month

•	Interest at a fixed rate depending on the maturity and other terms you select

     Information with respect to how you may purchase and redeem Notes can be found inside under “How to Purchase Notes” and “How to Redeem Notes.” Further information about the Notes can be found under “Description of Notes.”

     Investing in the Notes involves certain risks. See “Risk Factors” on page S-3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus, or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Current information on interest rates and available maturities is available on our website
(http://www.fordcredit.com/fixedrate/)
or by calling toll-free 888-477-1786

     Ford Credit is offering the Notes directly to investors. In addition, Ford Credit may sell the Notes to or through agents or underwriters.

     Ford Credit reserves the right to withdraw, cancel or modify the offer made hereby at any time. Ford Credit may reject any offer to purchase Notes in whole or in part.

The date of this Prospectus Supplement is March 25, 2002.

Prospectus Supplement

       You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one is authorized to provide you with different information.

       The Notes are not being offered in any jurisdiction where the offer is not permitted.

       You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the documents. Updated information will be provided in the future as explained under “Where You Can Find More Information” in the prospectus.

RISK FACTORS

No Public Market for the Notes

       The Notes are a new issue of securities for which there is no public market. Ford Credit does not anticipate that a public market for the Notes will develop. Unless otherwise provided in the applicable pricing supplement, the Administrative Agent will not revise its Note ownership records to reflect transfers, assignments or pledges of the Notes. This may limit your ability to transfer, assign or pledge your Note.

Terms of Final Note May Vary from Terms Requested

       Because Ford Credit will change the interest rates and maturities of the Notes being offered on a weekly basis, it is possible that by the time your application and payment for a Note is received, different interest rates and/or maturities may be in effect for the Notes and the terms of the Note you are purchasing may be different from those you anticipated. If this happens you will have the right to cancel your purchase. See “Confirmation of Purchase”.

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE PRICING SUPPLEMENTS

       Ford Credit will use this prospectus supplement and the attached prospectus to offer the Notes from time to time.

       This prospectus supplement provides you with certain terms of the Notes and supplements the description of the debt securities contained in the attached prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will replace the inconsistent information in the prospectus.

       Each time you purchase a Note, a pricing supplement and a confirmation of that purchase will be mailed to you that will describe the Note you purchased. Information in the pricing supplement and confirmation will replace any inconsistent information in this prospectus supplement.

DESCRIPTION OF NOTES

       The following summary of certain terms of the Notes is not complete. For additional terms of the Notes, you should also read the accompanying prospectus and the Indenture under which the Notes will be issued. The Indenture is an exhibit to Ford Credit’s shelf registration statement filed with the SEC (File No. 333-91953). The following description of the Notes supplements and, to the extent the descriptions are inconsistent, replaces the description of the general terms and provisions of the debt securities that is found under the heading “Description of Debt Securities” in the attached prospectus.

       The total principal amount of Notes offered by this prospectus supplement is $200,000,000. Ford Credit may offer additional debt securities (“Additional Notes”) in the future with terms similar to the terms of the Notes offered by this prospectus supplement.

       The following descriptions will apply to each Note unless the pricing supplement specifies otherwise.

General

       The Notes are offered on a continuous basis.

       The Notes are direct, unsecured obligations of Ford Credit.

       The Notes rank equally with all of Ford Credit’s unsecured senior debt.

       The amount of Notes or other debt securities that Ford Credit may issue under the Indenture is not limited.

       Unless the applicable pricing supplement for a Note so specifies, Notes may not be redeemed at the option of Ford Credit.

       You must pay the purchase price of the Notes in accordance with the procedures described below.

       Unless defined otherwise in the pricing supplement, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

       You may purchase Notes in a minimum principal amount of $1,000 or any greater amount.

Book-Entry Debt Securities

       Except under certain limited circumstances, Ford Credit will issue the Notes in book-entry form only. This means that actual definitive Notes or certificates will not be sent to you. Instead, a global security representing all the Notes will be issued to and held by the Administrative Agent. The Administrative Agent will maintain a record of your beneficial ownership interest in the global security representing the Notes you purchased. Unless otherwise provided in the applicable pricing supplement, the Administrative Agent will not revise its records to reflect transfers, assignments or pledges of the Notes.

HOW TO PURCHASE NOTES

       Purchase of Notes may be made at any time by check, by wire transfer or by such other means as Ford Credit shall from time to time determine, together with a signed and completed application in the form accompanying this prospectus supplement.

Purchase by Check

       You may purchase a Note by sending a completed application and a check to Ford Credit Fixed Rate Notes, P.O. Box 4065, Woburn, MA 01888-9910. Checks must be payable to “Ford Motor Credit Company”. If the check and application are received by the Administrative Agent in proper form before 3:00 p.m. New York City time on any business day, the Note will be issued to you on and will be dated the next business day. If the completed application and check in proper form are received by the Administrative Agent after 3:00 p.m. New York City time on a business day or on a non-business day, the Note will be issued to you on and will be dated the second business day following the day of receipt. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on your Note the day it is issued. Neither Ford Credit nor the Administrative Agent will be responsible for delays in the banking system.

Purchase by Wire

       You may purchase a Note by sending a completed application by mail and making payment by wiring Federal Funds to the Administrative Agent. Federal Funds are funds deposited by a commercial bank in a Federal Reserve Bank and can be transferred on the same day from one bank which is a member of the Federal Reserve System to another bank which also is a member of the System. The Routing Code of the Administrative Agent for wire transfers is 011001234. Upon receipt of your application the Administrative Agent will give you a note identification number for the transaction by contacting you at the telephone number or e-mail address you provide. Your wire transfer of payment for the Note should be sent within one business day following contact by the Administrative Agent. The wire transfer must include your name and the note identification number. If Federal Funds and the required information are received by the

Administrative Agent prior to 4:00 p.m. New York City time on the business day following the Administrative Agent’s contact with you as described above, your Note will be issued on and will be dated that business day and interest will begin to accrue on that day. If your wire transfer is received after this time the issue of your Note may be delayed or cancelled, or the date your Note begins to earn interest may be adjusted. Neither Ford Credit nor the Administrative Agent will be responsible for delays in the funds wiring system.

Confirmation of Purchase

       When your Note is issued, the Administrative Agent will mail you a pricing supplement and a confirmation setting forth the terms of your purchase. Your Note will have the highest interest rate offered by Ford Credit for Notes of the same maturity as your Note during the seven days preceding receipt of your completed application and payment for your Note. If a Note with the maturity you are purchasing has not been offered during the preceding seven-day period, your Note will be for a term of the next shorter offered maturity (or, in the case of orders for Notes with a one year maturity, the next longer offered maturity) and will bear interest at the rate offered by Ford Credit on Notes of that maturity. If, after you receive the confirmation of your Note purchase, you wish to cancel your purchase, you may notify the Administrative Agent within 10 days of the date of the confirmation for the Note. If you elect to cancel your purchase of a Note, no interest will be paid to you, the Note will be cancelled and your funds will be returned to you as soon as practicable.

       Your Note will be for the maturity and interest rate specified in your confirmation and the related pricing supplement.

Interest and Interest Rates

       Each Note generally will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement.

       Interest on your Note will be paid on the first day of each month (each an “Interest Payment Date”) commencing with the first day of the month following the month in which the Note is issued, except that if a Note is issued within the 10 days preceding an Interest Payment Date, the first interest payment will be made on the next succeeding Interest Payment Date.

       Interest will be calculated based on the actual number of days your Note is outstanding in a month, divided by 365 or, in leap years, 366. If any day on which a payment is due on a Note is not a business day, then you will not be entitled to payment of the amount due until the next following business day, and no additional interest will be due as a result of the delay.

       You may choose any of the following methods of interest payment: by check mailed to the address specified in your application; by electronic funds transfer to the bank account specified in your application; or by automatically adding interest payments to the principal amount of your Note, which will then earn interest at the same rate as the rest of the Note. You may change your method of interest payment by notifying the Administrative Agent. Each change notification must comply with procedures established by the Administrative Agent.

       Interest rates on the Notes may differ depending upon, among other things, their maturity and interest rates in effect generally at the time each Note is purchased.

Change of Interest Rate

       Each Friday, Ford Credit will specify a fixed interest rate for each Note maturity that it will offer during the following calendar week.

Payment or Rollover at Maturity

       Your application to purchase Notes will ask you to specify whether, when your Note matures, you want Ford Credit to pay you the principal amount of your Note together with accrued interest, or reinvest the principal amount of your Note in a new note (the “Rollover Option”). Approximately sixty days before the maturity of your Note, the Administrative Agent will send you a notice that will also allow you to change your election.

       If you choose the Rollover Option, the new Note you receive will mature in the same number of years as your original Note, if Notes of that term are offered by Ford Credit at the time the Rollover Option is exercised. If Notes with that term are not offered by Ford Credit at the time of rollover, you will receive a Note with a shorter term. If more than one shorter-term Note is then offered, you will receive the shorter-term Note whose term is closest to the term of your original Note. If neither a Note of the same term as your original Note or a Note with a shorter term is then offered by Ford Credit, you will receive a Note with a longer term. If more than one longer-term Note is then offered, you will receive the longer-term Note whose term is closest to the term of your original Note. In each case, the interest rate for your new Note will be the rate offered by Ford Credit for such Notes at the time the rollover occurs.

       If you have chosen to receive monthly payments of interest on your Note and elect the Rollover Option, you will receive an interest payment for the final interest period and the principal amount of your new Note will be the same as the principal amount of your original Note. If you have chosen to have interest payments on your original Note added to the principal amount and elect the Rollover Option, the principal amount of your new Note will be equal to the total principal amount and reinvested interest of your original Note.

       You may, within 10 days of the maturity of your original Note, cancel the purchase of the new Note acquired under the Rollover Option and elect to receive repayment of the principal amount of your original Note together with any rolled over accrued interest as of the original maturity of your Note. If Notes are not offered by Ford Credit at the time the Rollover Option is to be exercised, you will receive repayment of the principal amount of your original Note with accrued interest.

       If you do not advise Ford Credit of your preference prior to maturity of your Note, the principal amount of your Note and any accrued interest will be paid to you by check or electronic funds transfer as described under “Interest and Interest Rates” above.

Optional Repayment and Repurchase

       You may request that the principal amount of your Note be repaid before its stated maturity. If you elect to have your Note prepaid, you must mail a request to the Administrative Agent with guaranteed signatures of all owners of the Note stating your intent to elect early repayment. The request must comply with procedures established by the Administrative Agent and must specify the note identification number of the Note to be repaid. Payment will be made to you as soon as practicable following receipt of your request in proper form. You may not elect to have a Note prepaid for less than its entire principal amount or within two months of its issue date.

       A Note prepaid prior to its stated maturity will be paid at 100% of its principal amount with accrued interest, less a charge for early repayment based on the amount of interest on the prepaid Note for the number of days shown below. The amount deducted will vary based on the stated maturity of the prepaid Note.

Number of Days of Interest
Deducted as a Charge for
Original Term	Optional Principal
(in years)	Repayment

1 but less than 2	90

2 but less than 3	180

3 but less than 5	270

5 or more	365

       If you request early repayment for a Note, your request will be irrevocable except under the circumstances described below.

       Limitation on annual optional repurchase amounts. Notes submitted for repurchase will be redeemed in the order in which the requests for repurchase are received by the Administrative Agent. Ford Credit will not redeem your Note at the time you request if the principal amount of your Note together with the total of all other Notes (and any Additional Notes) submitted for repurchase in any calendar year exceeds 5% of the total principal amount of Notes (and any Additional Notes) outstanding at the end of the previous calendar year.

       The Administrative Agent will notify you if your repurchase request cannot be fulfilled for this reason. If your Note cannot be redeemed because of this limitation and you have not withdrawn your request, your Note will automatically be re-submitted for repurchase in January of the following calendar year. All Notes re-submitted from the previous year will then be redeemed as soon as practicable in January in the order in which the original requests for repurchase were received, again subject to the 5% limitation discussed above.

       Because of the 5% limitation, no holder of any Note can have any assurance that his or her Note will be redeemed prior to maturity at the requested time.

Repayment Upon Death

       Ford Credit will, if requested, repay a Note prior to its maturity date upon the death of the beneficial owner of such Note as described below (the “Survivor’s Option”).

       Pursuant to exercise of the Survivor’s Option, Ford Credit will repay in whole or in part, as applicable, any Note properly tendered for repayment by or on behalf of the person (the “Representative”) who has authority to act on behalf of the deceased owner of the beneficial interest in the Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of such deceased beneficial owner). The repayment amount will be 100% of the principal amount of the Note plus accrued interest to the date of repayment. Once made, a request to Ford Credit to repurchase any Note (or portion thereof) pursuant to exercise of the Survivor’s Option will be irrevocable. Each Note (or portion thereof) tendered pursuant to valid exercise of the Survivor’s Option will be accepted promptly in the order tendered without regard to the 5% limitation described in “Optional Repayment and Repurchase.” Any Note accepted for repayment under the Survivor’s Option will be repaid as soon as practicable following receipt in proper form of a request and the other materials described below.

       In order for a Survivor’s Option to be validly exercised, the Administrative Agent must receive from the Representative of the deceased owner:

•	a written request for repayment signed by the Representative, with such signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the “NASD”) or a commercial bank or trust company having an office or correspondent in the United States,

•	appropriate evidence satisfactory to the Administrative Agent that (a) the Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred and (c) the deceased was the owner of a beneficial interest in such Note at the time of death, and

•	where applicable, a properly executed assignment or endorsement.

       All questions as to the eligibility or validity of any exercise of the Survivor’s Option will be determined by the Administrative Agent, in its sole discretion, which determination will be final and binding on all parties. To initiate repurchase under the Survivor’s Option a Representative should telephone the Administrative Agent at 1-888-477-1786.

       The death of a person owning a beneficial interest in a Note in joint tenancy or tenancy by the entirety will entitle the Representative of that person to redeem the Note under the Survivor’s Option. The death of a person owning a beneficial interest in a Note by tenancy in common will entitle the Representative of that person to redeem under the Survivor’s Option only that portion of the Note equal to the deceased holder’s interest in the Note held by tenancy in common. If, as a result of the redemption of a portion of a Note held by tenancy in common pursuant to this provision, the remaining principal amount of a Note is less than the $1,000 minimum principal amount, the Rollover Option may not be elected for that Note. If it is established that a deceased person was entitled to substantially all of the beneficial interest of ownership of a Note during that person’s lifetime, the person will be deemed to have been the holder of the Note for purposes of this provision, regardless of the registered holder. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife, and trust arrangements where one person has substantially all of the beneficial ownership interest in a Note during his or her lifetime.

ABOUT THE ADMINISTRATIVE AGENT

       Ford Credit employs an Administrative Agent, presently Boston Safe Deposit & Trust Company, whose address is 135 Santilli Highway, Everett, Massachusetts 02149, to act as Ford Credit’s agent for the Notes. Services performed by the Administrative Agent include establishing and maintaining a book entry system for recording the beneficial interests of Note holders in the global security that represents all the Notes; transaction processing and accounting; preparation of account statements and other correspondence; investor servicing; recording of principal balances; accrual of interest income; payment of earned interest; payment of principal at maturity or early repayment; processing of requests for early repayment; production and mailing of annual 1099-INT statements to investors and corresponding filing with the IRS. For these services, Ford Credit pays an agency fee as well as certain out-of-pocket costs. The Administrative Agent is not acting as Trustee with respect to the Notes or as agent for the holders of the Notes. The Administrative Agent is acting solely as the Agent of Ford Credit and has not assumed any obligation relative to any holder of the Notes. The Administrative Agent has obligations to, and may be held liable only by, Ford Credit. The Administrative Agent and its affiliates provide other banking and financial services to Ford Credit and its affiliates, including without limitation, lending services and cash management services.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

       The discussion set forth below is a summary of certain of the U.S. federal income tax considerations that may be relevant to a prospective U.S. Holder (as defined below) who acquires Notes on original issuance and who holds the Notes as capital assets. This discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder, whose tax treatment may vary depending on such holder’s particular situation. As used herein, the term “U.S. Holder” means a beneficial owner of a Note who, or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

       A U.S. Holder of a Note will be required to report as income for U.S. federal income tax purposes interest earned on a Note in accordance with the U.S. Holder’s method of tax accounting.

       Upon the sale, exchange or redemption of a Note, the U.S. Holder of such Note generally will recognize taxable gain or loss equal to the difference between (i) the amount realized (other than the portion of such amount, if any, attributable to accrued and unpaid interest not previously included in income, which amount will be treated as interest received), and (ii) the U.S. Holder’s adjusted tax basis in the Note. Provided that the Note has been held for more than one year, any gain or loss recognized by the U.S. Holder generally will be a long-term capital gain or loss and, in the case of certain non-corporate U.S. Holders (including individuals), will generally be subject to U.S. federal income tax at preferential rates.

       A U.S. Holder of Notes may be subject, under certain circumstances, to backup withholding with respect to payments received with respect to the Notes if the required information is not provided. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain holders, including, among others, corporations, are not subject to backup withholding.

       Each U.S. Holder should consult its own tax advisor with respect to the tax consequences of holding and disposing of Notes.

PLAN OF DISTRIBUTION

       The Notes are offered on a continuing basis directly by Ford Credit. Ford Credit may from time to time designate agents in certain jurisdictions through whom Notes may be offered. If any such agents are used the applicable pricing supplement will identify the agents and any commissions payable. Ford Credit has the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

LEGAL OPINIONS

       The legality of the Notes has been passed on for Ford Credit by H.D. Smith, Esq. At the time of delivery of his legal opinion in connection with these matters, Mr. Smith was the Secretary and Corporate Counsel of Ford Credit and was a full-time employee of Ford Credit who owned, and held options to purchase, shares of Common stock of Ford.

FORD LOGO

Ford Motor Credit Company

$33,000,000,000

Debt Securities

This Prospectus is part of two registration statements that Ford Motor Credit Company filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Ford Credit may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $33,000,000,000.

This Prospectus provides you with a general description of the debt securities Ford Credit may offer. Each time Ford Credit sells debt securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus.

You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

Ford Credit’s principal executive offices are located at:

          Ford Motor Credit Company
          The American Road
          Dearborn, Michigan 48121
          313-322-3000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 6, 2000.

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1998 (the “1998 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the “Third Quarter 10-Q Report”).

•	Current Reports on Form 8-K dated January 11, 1999, February 2, 1999 (the “February 1999 8-K Report”), February 22, 1999, April 15, 1999, May 27, 1999, July 15, 1999, October 19, 1999 and October 27, 1999.

These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       The American Road
       Dearborn, MI 48121
       Attn: Corporate Secretary
       (313) 594-9876

INFORMATION CONCERNING FORD CREDIT

Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada, Australia, Indonesia and India to

non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks
	Visteon Automotive Systems	design, manufacture, sale and service of automotive components and systems

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Nine Months
	Ended	Years Ended December 31
	September 30,
	1999	1998		1997	1996	1995	1994

Ford Motor Credit Company	1.3	1.3		1.3	1.3	1.3	1.5

Ford Motor Company	2.2	3.8	*	2.0	1.6	1.6	2.0

*	Earnings used in calculation of this ratio include $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio is 2.0.

For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor).

For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

DESCRIPTION OF DEBT SECURITIES

Ford Credit will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between Ford Credit and The Chase Manhattan Bank (the “Trustee”). The Indenture may be supplemented further from time to time.

The Indenture is a contract between Ford Credit and The Chase Manhattan Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.

The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. Ford Credit filed the Indenture as an exhibit to the registration statement, and suggests that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary Ford Credit has included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

The debt securities offered by this Prospectus will be limited to a total amount of $33,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical or global form;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

The debt securities will be unsecured obligations of Ford Credit. The debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).

Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by Ford Credit in immediately available funds.

Limitation on Liens

If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

Events of Default and Notice Thereof

The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

Unless otherwise stated in the Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name;

•	You will not be able to receive a physical certificate for the debt securities;

•	Ford Credit’s obligations, as well as the obligations of the Trustee and any of Ford Credit’s agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once any payment under a series of debt securities is made to DTC, neither Ford Credit nor the Trustee will have any further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it;

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither Ford Credit nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution;

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates; and

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

PLAN OF DISTRIBUTION

Ford Credit may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

Ford Credit may use agents to sell the debt securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

By Underwriters

Ford Credit may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

Ford Credit may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

General Information

Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

Ford Credit may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, Ford Credit or its subsidiaries in the ordinary course of their respective businesses. The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

LEGAL OPINIONS

Hurley D. Smith, Esq., who is Ford Credit’s Corporate Counsel and Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the debt securities. Mr. Smith owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

The financial statements and schedules included in the 1998 10-K Report and the February 1999 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report, respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.